Prudential Investment Management Services LLC

Statement of Financial Condition
December 31, 2023

SEC. I.D. No. 8-36540
This report is deemed Public in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934.

Prudential Investment Management Services LLC
Index
December 31, 2023

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 9



Report of Independent Registered Public Accounting Firm

To the Operating Committee and Member of Prudential Investment Management Services LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Prudential Investment Management Services LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 23, 2024

We have served as the Company's auditor since 1996.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us

Prudential Investment Management Services LLC
Statement of Financial Condition
December 31, 2023

(dollars in thousands)

Assets

Cash and cash equivalents	$	42,316
Cash segregated under federal regulations		20,042
Distribution and service fees receivable		8,737
Receivable from broker-dealers and clearing organizations		6,033
Receivable from affiliates		13,778
Prepaid expenses and other assets		2,444
Total assets		93,350

Liabilities and Member's Equity

Liabilities

Payable to broker-dealers and clearing organizations	$	4,362
Payable to affiliates and other accrued liabilities		3,495
Payable to customers		11,925
Current and deferred federal and state income taxes		827
Total liabilities		20,609

Commitments and contingent liabilities (see Note 7)

Member's Equity

Contributed capital		32,796
Undistributed earnings		39,945
Total member's equity		72,741
Total liabilities and member's equity	$	93,350

The accompanying notes are an integral part of this Statement of Financial Condition.

Prudential Investment Management Services LLC
Notes to Statement of Financial Condition
December 31, 2023

(dollars in thousands)

1. **Organization and Nature of Business**

   Prudential Investment Management Services LLC ("PIMS" or the "Company") is a wholly-owned subsidiary of PIFM Holdco LLC, ("PHI"), which is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

   The Company's primary business is the distribution of mutual funds to retail investors through third party financial intermediary firms. The Company also sells various other investment products to institutional investors including private placements and variable life contracts, and distributes participant-directed group variable annuities and mutual funds to retirement plans.

   On April 1, 2022, PIMS' ultimate parent, Prudential Financial Incorporated ("PFI"), sold its retirement service business. As a result, PIMS ceased its limited retailed retirement activities which it provided general brokerage services to retail investors by introducing those transactions to National Financial Services, LLC ("NFS") who cleared them on a fully disclosed basis.

   The Company is the distributor of the Prudential Investments domestic family of mutual fund shares ("Pru Funds"), which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940.

   The Company has also entered into selling agreements with unaffiliated mutual fund families whereby the Company receives distribution and service fees and commissions for mutual fund products sold to defined contribution retirement plan clients of Prudential ("DC Plans"). The Company acts as the clearing broker for all mutual fund trades for both proprietary and non-proprietary mutual fund families with respect to the DC Plans business.

2. **Summary of Significant Accounting Policies**

   Basis of presentation and use of estimates

   The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

   Cash and cash equivalents

   The Company defines cash and cash equivalents as amounts due from banks and from money market mutual funds. Cash and cash equivalents of $42,316 includes a $19,192 investment in a non-proprietary money market mutual fund. The remaining $23,124 represents amounts on deposit in corporate accounts at commercial banks. Cash of $20,042 has been segregated in a special

(dollars in thousands)

reserve bank account for the exclusive benefit of customers under SEA Rule 15c3-3 and is classified as Cash segregated under federal regulations.

Distribution and service fee receivable

Distribution and service fee receivable includes fee receivables from the distribution of Pru Funds and mutual funds of unaffiliated families as well as Contingent deferred sales charges ("CDSC") fee receivables. Distribution and service fee receivables are accrued monthly on a trade date basis.

Receivables and Payables due from/to affiliates

Receivables from affiliates and payables to affiliates are further detailed in Note 6. Related Party Transactions.

Payable to Customers

Payable to Customers are customer securities transactions for rollover distributions from benefit plans of clients of Prudential. These mutual fund transactions are part of the Smart Solution IRA platform.

Other assets

The Company has an agreement with its parent, PHI, to finance its expected future monthly cash receipts from distribution and CDSC fees in exchange for cash. Financing under this agreement is on a sole recourse basis, with the Company required to repay PHI if the Company receives the distribution and CDSC fees. As of December 31, 2023, the Company recorded expected future cash receipts and the related financing provided of $1,086 for Class C shares of Pru Funds.

Income taxes

In accordance with federal and applicable state tax laws, the Company is treated as a branch of its single member ultimate owner, PFI. It is included in the consolidated federal income tax return and certain consolidated and combined state income tax returns of PFI.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. The application of U.S. GAAP requires the Company to evaluate the recoverability of the Company's deferred tax assets and establish a valuation allowance, if necessary, to reduce the Company's deferred tax assets to an amount that is more-likely-than-not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. Although realization is not assured, management believes it is more-likely-than-not that the deferred tax assets, net of valuation allowances, will be realized.

ASC 740 requires the Company to account for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carry forwards ("tax attributes"), the statute of limitations does not close, to the extent of these tax

(dollars in thousands)

attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes.

See Note 4 for additional information regarding income taxes.

Accounting Pronouncements, Recently Adopted

Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASU") to the FASB Accounting Standards Codification ("ASC"). There have been no significant accounting changes adopted by the Company during calendar year 2023.

Accounting Pronouncements, Not Yet Adopted

The FASB has recently issued several other standards not referenced above with varying effective dates. The Company is not aware of any pronouncements that will have a material impact if adopted.

Financial Instruments - Credit Losses
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326, Financial Instruments – Credit Losses. FASB ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company may be exposed to credit risk regarding its receivables, which are primarily receivables from broker-dealers, clearing organizations and mutual funds. The Company evaluated the nature of the receivables, historical collection experience and duration and other specific data. The company determined that due to the short duration of the receivables and history of collections that any current expected credit losses are immaterial to the financial statements.

3. **Fair Value Assets and Liabilities**

Fair Value Measurement—Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative fair value guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the positions measured at fair value based on the level of observability of the inputs used in measuring fair value. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. The Company's Level 1 assets represent an investment in a non-proprietary money market mutual fund for which the Company is the exclusive distributor.

(dollars in thousands)

Level 2—Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets and liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The assets and liabilities in this category may require significant judgment or estimation in determining the fair value. The Company does not have any Level 3 assets or liabilities.

The table below presents the balances of assets measured at fair value on a recurring basis. There were no financial instruments carried at fair value.

	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents (money market mutual fund)	$ 19,192	$ —	$ —	$ 19,192

The table below presents the carrying amount and fair value by hierarchy level of certain financial instruments that are not reported at fair value. The Company did not have any transfers between the levels during the year ended December 31, 2023.

(dollars in thousands)

	Fair Value				Carrying Amount
	Level 1	Level 2	Level 3	Total	Total
Assets					
Cash	$ 23,124	$ —	$ —	$ 23,124	$ 23,124
Cash segregated under federal regulations	20,042	—	—	20,042	20,042
Distribution and service fees receivable	—	8,737	—	8,737	8,737
Receivable from broker-dealers and clearing organizations	—	6,033	—	6,033	6,033
Receivable from affiliates	—	13,778	—	13,778	13,778
Prepaid expenses and other assets	—	2,444	—	2,444	2,444
Total assets	$ 43,166	$ 30,992	$ —	$ 74,158	$ 74,158
Liabilities					
Payable to broker-dealers and clearing organizations	$ —	$ 4,362	$ —	$ 4,362	$ 4,362
Payable to affiliates and other accrued liabilities	—	3,495	—	3,495	3,495
Payable to customers	—	11,925	—	11,925	11,925
Current and deferred federal and state income taxes	—	827	—	827	827
Total liabilities	$ —	$ 20,609	$ —	$ 20,609	$ 20,609

Due to the short-term nature of the assets and liabilities listed above, the the carrying amounts equal or approximate fair value.

4. **Income Taxes**

The Company has a deferred tax liability of $56 related to deferred acquisition costs at December 31, 2023.

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance, if necessary, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. As of December 31, 2023, the Company established a valuation allowance related to tax benefits associated with foreign tax attributes. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of deferred tax asset that is realizable.

U.S. GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or

(dollars in thousands)

expects to take on its tax returns. The Company does not have any unrecognized tax benefits at December 31, 2023.

The Company files a consolidated Federal income tax return with Prudential. The tax years that remain subject to examination by the Internal Revenue Service at December 31, 2023 are 2014 through 2023. The Company files separate and/or combined state and local tax returns. Generally, the same years remain open on the state and local level as on the federal level.

The Company participates in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions as they occur in order to reach agreement with the Company on how they should be reported in the relevant tax returns. If disagreements arise, accelerated resolution programs are available to resolve the disagreements in a timely manner before the tax return is filed.

5. Related Party Transactions

The Company is the clearing broker for DC Plans' mutual fund trades on the Prudential retirement plan platform.

The Company has an agreement with PHI to finance its expected monthly cash receipts related to certain distribution and CDSC fees. The amount payable to PHI under this agreement at December 31, 2023 was $1,086 and is included in *Payable to affiliates and other accrued liabilities*. See Note 2 for further details.

Certain balances included in *Payable to affiliates and other accrued liabilities*, on the Statement of Financial Condition, have been recorded net in accordance with ASC 210-20, Balance Sheet - Offsetting, and there is no cross-netting between different affiliated entities.

At December 31, 2023 and for the year then ended, the Company had the following Statement of Financial Condition related party balances and activity:

Statement of Financial Condition	Receivables	Payables
Distribution and service fees receivable	$ 7,304	$ —
Payable to broker-dealers and clearing organizations	—	3,684
Payable to customers	—	11,925
Receivable from/payable to affiliates	13,778	2,994
Prepaid expenses and other assets	1,087	—
Other accrued liabilities	—	33
Current and deferred federal and state income taxes	—	827
	$ 22,169	$ 19,463

It is noted that balances included above may not agree to the face of the Statement of Financial Condition as these amounts are settled through our affiliated entities, although the Company may be contractually liable to a third party.

(dollars in thousands)

6.   **Line of Credit**

The Company has a $250,000 open-ended line of credit with an affiliate, Prudential Funding, LLC. Borrowings under the line of credit will bear interest at the prevailing Commercial Paper rate at the time of the advance plus 40 basis points. The Company had no borrowings during 2023, and as of December 31, 2023, there were no amounts outstanding under the line of credit.

7.   **Commitments and Contingent Liabilities**

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with legal counsel, believes that the ultimate resolution of any pending litigation or regulatory matters should not have any material adverse effect on the Company's financial condition.

The Company's internal supervisory and control functions review the quality of sales and other customer interface procedures and practices and may recommend modifications or enhancements. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines. The Company did not incur such charges for the year ended December 31, 2023.

8.   **Regulatory Requirements**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934. The Company uses the alternative method of computing net capital, permitted by the Rule, which requires the Company to maintain a minimum net capital as defined, equal to the greater of $250 or 2 percent of aggregate debit balances arising from customer transactions. At December 31, 2023, the Company had net capital of $53,001, which was $52,751 in excess of its required net capital.

The Company is subject to the Customer Protection Rule (Rule 15c3-3) of the Securities Exchange Act of 1934. At December 31, 2023, the Company computed the reserve requirement for customers and was required to segregate $11,925 in the special reserve bank account for the exclusive benefit of customers. At December 31, 2023, the amount held on deposit in the special reserve bank account was $20,042.

9.   **Subsequent Events**

The Company has evaluated and determined that no events or transactions occurred after December 31, 2023 and through the issuance date, February 23, 2024, of this Statement of Financial Condition that would require recognition or disclosure in this Statement of Financial Condition.